UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             MONARCH SERVICES, INC.

                                (Name of Issuer)


                          COMMON STOCK, $.25 PAR VALUE

                         (Title of Class of Securities)


                                   609020 10 2

                                 (CUSIP Number)


                              Thomas J. Plotz, Esq.
                                  Shaw Pittman
                                2300 N Street, NW
                             Washington, D.C. 20037
                                 (202) 663-8000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 18, 2000


             (Date of Event Which Requires Filing of this Statement)




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Item  4.     PURPOSE  OF  TRANSACTION


On May 18, 2000, Michael Drayne proposed that the Company expand the number of its directors by one and select the nominee for the new seat from among the company's principal shareholders. Mr. Drayne advised the Company that he would like to serve as a director of the Company.

As of the date hereof Swampoodle is holding the Common Stock solely for investment purposes and, except as set forth in the preceding paragraph, none of the parties named in Item 2 has any present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, Swampoodle may continue purchases of Common Stock.




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
                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:      May  22,  2000


                              Swampoodle  L.P.

                              By:  Swampoodle  Holdings,  Inc.
                                   General  Partner


                              By:  /s/  Michael  R.  Drayne
                                   --------------------------
                                   Name:  Michael  R.  Drayne
                                   Title:  President


                                Page 3 of 3 Pages
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